NeurMedix, Inc.

6165 Greenwich Drive, Suite 150

San Diego, California 92122

July 13, 2017

Johnny Gharib

Joseph McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	NeurMedix, Inc.
Offering Statement on Form 1-A
Filed May 2, 2017
File No. 024-10697

Dear Messrs. Gharib & McCann:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated May 31, 2017 (the “Comment Letter”), to Terren Peizer, Chief Executive Officer of NeurMedix, Inc. (the “Company”) regarding Registration Statement on Form 1-A, filed by the Company on May 2, 2017.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).

Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement on Form 1-A.

Form 1-A

Part I – Notification

Item 4, page 1

1.

We refer to the video entitled, “Eliot for NeurMedix” available online at https://www.youtube.com/watch?v=Qn5hPztT048. We note that the video does not comply with the conditions set forth in Rule 255 of Regulation A and contains statements and projections which are not supported by information in your Offering Circular, including:

●	Inflammation is at the root of most diseases from cancer to diabetes to migraines to Parkinson’s and Alzheimer’s;

●	If a drug halted the diseases causing inflammation and therefore halted the disease, it would be the holy grail and the best-selling drug of all time. NeurMedix could possibly have that drug;
●	Your drug demonstrated 11 pre-clinical studies that halt inflammation.
●	All six human studies were successful in disease such as diabetes, rheumatoid arthritis and others;
●	You have engaged the top thought leasers in all of these diseases to conduct these studies;
●	Comparisons to Serepta, Aspen, Amgen, Gilead, Sunten and Biogen, and the implication that your company will perform at the same level as these companies; and
●	The implied upcoming larger IPO.

Please remove the current video and replace it with one that complies with the requirements of Rule 255 of Regulation A. The new video should be located at the same web address as the initial video. The information should be consistent with the information in your Offering Circular. Additionally, the FDA has the sole authority to determine whether the product candidate is effective.

Response:

Please be advised that, as discussed with the Staff on June 21, 2017, the video described above has been removed from the internet. In the event that the Company produces a new video, the new video will comply with Rule 255 of Regulation A, will be consistent with the Company’s Offering Circular and will be located at the same web address as the initial video.

Part II – Information Required in Offering Circular

Cover Page, page 2

2.	Please identify which disclosure format is being followed. Please see subparagraph (a)(1) of Part II of Form 1-A for guidance.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to state the disclosure format being followed.

Summary, page 6

3.

Throughout this section, you refer to NE3107 as a technology and in some instances but then state in the fourth paragraph that it is an orally administered pill. Please clarify if NE3107 is a technology which has been used to develop drug candidates to treat the indications discussed in this section or if NE3107 is the product candidate. If NE3107 is a technology that has been used to develop drug candidates, please expand your disclosure to identify the product candidates along with the indications they treat.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to clarify the nature of NE3107 and related issues.

4.	Please revise your disclosure on page 6 to explain the meaning and significance of your status as a “virtual” biotechnology company.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to clarify the meaning and significance as a “virtual” biotechnology company.

5	Please revise to indicate whether NE3107 is a biologic. Also, explain briefly when research first commenced on NE3107 and who conducted the research.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to indicate whether NE3107 is a biologic and to explain when research first commenced on NE3107 and who conducted the research.

Risk Factors

We depend heavily on the success of the product candidates within our product…, page 11

6.	Your first risk factor states that you initiated a Phase 1/2 clinical trial for NE3107 for the treatment of Parkinson’s disease, migraines, POCD, inflammatory myopathy or ALS; however, your second risk factor on page 12 states that this is a Phase 2 trial and that NE3107 is currently in Phase 1/2 development for the treatment of ALS and Huntington’s disease. Please revise your disclosure to clear up this inconsistency.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to clarify the inconsistencies raised in the Staff’s comments.

We will incur increased costs as a result of operating as a public company…, page 33

7.	We refer to your disclosure on page 46 indicating that you may elect to become a public company in the future. Accordingly, please revise your disclosures on page 33 and 40 which indicate that you are a public company.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to clarify the inconsistencies raised in the Staff’s comments regarding the Company’s status as a public company.

Our Business, page 47

8.	Please disclose when investigational new drug applications (“INDs”) were filed for the commencement of clinical trials for NE3107, the trial sponsor and the subject of the INDs.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to disclose the details of the INDs filed, the trial sponsor and the subject of the INDs.

9.	Your disclosures on pages 6 and 47 indicate that you have “successfully completed” 17 pre-clinical and clinical studies; however, it does not appear that you discuss these studies in the Offering Circular. Please revise your disclosures on pages 48 and 49 concerning the five targeted NE3107 indications to discuss each pre-clinical and clinical study conducted for that indication, including an explanation of when the studies were conducted, who conducted the studies and, if applicable, where they were conducted. Your description of the trials should include their size, endpoints, any material adverse events reported and the results of the trial as compared to the endpoints.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to discuss each pre-clinical and clinical study conducted for the five targeted NE3107 indications, including an explanation of when the studies were conducted, who conducted the studies and, if applicable, where they were conducted, the size of the trials, endpoints, any material adverse events reported and the results of the trial as compared to the endpoints.

10.	We note several performance claims concerning the safety and efficacy of your NE3107 product candidate. For instance, and without limitation, we note your disclosure on page 46 that “NE3107 appears to be disease modifying” and “can halt the neuroinflammation, and thereby results in disease non-progression” and your disclosure on page 48 that “NE3107 has demonstrated immunomodulatory activity against all aspects of IBM.” Please revise to disclose the basis for all performance claims and identify the pre-clinical or clinical data, if any, that supports these claims. If there is no data supporting such claims, please remove them from your Offering Circular.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to disclose the basis for all performance claims and to identify the pre-clinical or clinical data, if any, that supports these claims.

Intellectual Property, page 50

11.	Please revise your patent discussion on page 50 to identify which of these patents and patent applications relate to NE3107 and the type of patent protection such as composition of matter, use or process.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to identify which of the Company’s patents and patent applications relate to NE3107 and the type of patent protection such as composition of matter, use or process.

Product Development Pipeline, page 51

12.	Please revise your product pipeline table to include a column for Phase 3. For NE3107, please add rows to cover each indication that you highlight elsewhere in the Offering Circular or advise. In addition, unless you have completed all required trials in a specific phase, please revise the bars under each indication so that they are in the middle of the current phase of development rather than at the end of the phase.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to reflect a revised product pipeline table pursuant to the Staff’s comments.

Security Ownership of Management & Certain Securityholders, page 73

13.	We refer to the Business Insider article dated May 11, 2017 available online at http://www.businessinsider.com/yayyo-ipo-ads-tv-ramy-el-batrawisec-rule-jobs-act-2017-5. The article indicates that Mr. Ramy El-Batrawi has stated that he is a 10% investor in NeurMedix, Inc. If true, please revise your beneficial ownership table to disclose Mr. El-Batrawi’s beneficial ownership and revise your offering circular to remove reference to Mr. Terren S. Peizer as your sole shareholder.

Response:	Please be advised that Mr. Ramy El-Batrawi is not currently an investor or shareholder in NeurMedix, Inc., and therefore, the disclosures that indicate Mr. Terren S. Peizer is the Company’s sole shareholder are accurate and remain in the Offering Circular in Amendment Number 1.

Part III – Exhibits, page F-14

14.	We note that several of the contracts you filed are missing signatures from one or more of the executing parties. Please re-file these agreements to include all execution signatures.

Response:	Please be advised that Amendment Number 1 to the Offering Circular has been amended to include fully executed versions of the agreements attached as exhibits to the Offering Circular.

15.	Please refer to Exhibit 1A-11A Consent of Independent Registered Public Accounting Firm. Request that EisnerAmper LLP:

●	Remove from their consent the reference to incorporation “by reference” since their report is included in the registration statement; and
●	Include in their consent being named as experts in accounting and auditing under Experts on page 79.

Response:

Please be advised that Amendment Number 1 to the Offering Circular has been amended to include revised Consent of Independent Registered Public Accounting Firm from EisnerAmper LLP with the Staff’s requested revisions incorporation.

The Company is currently working to identify FINRA-member broker-dealers to assist with its offering, and will further amend the Offering Circular to identify the FINRA broker-dealers selected by the Company. The Company will also request that the selected FINRA broker-dealers clear their compensation arrangements with FINRA and that FINRA advise the Commission that it has no objections to the compensation arrangements prior to qualification.

Please contact us with any questions in this regard. Thank you.

Sincerely,

/s/ Terren S. Peizer

Terren S. Peizer
Chief Executive Officer
NeurMedix, Inc.